SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Intelligroup, Inc.
(Name of Subject Company (Issuer))
NTT DATA CORPORATION
Mobius Subsidiary Corporation
(Name of Filing Persons (Offerors))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Kazuhiro Nishihata
NTT DATA CORPORATION
Toyosu Center Building
3-3, Toyosu 3-chome
Koto-ku, Tokyo 135-6033, Japan
81-3-5546-8202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
212-468-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$203,714,440.05	$14,524.84

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 43,809,557 shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a purchase price of $4.65 per share. Such number of shares consists of (i) 41,252,888 Shares issued and outstanding as of June 3, 2010, and (ii) 2,556,669 Shares that are issuable under options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by .00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,524.84	Filing Party: NTT DATA CORPORATION

Form or Registration No.: Schedule TO	Date Filed: June 21, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission on June 21, 2010 by Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”) and an indirect wholly owned subsidiary of NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), relating to the offer by Purchaser to purchase all issued and outstanding shares of the common stock, par value $.01 per share (the “Shares”) of Intelligroup, Inc., a New Jersey corporation (the “Company”), at a price of $4.65 per Share, net to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 1 is being filed on behalf of Parent and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, and is supplemented by the information specifically provided herein.
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
“On June 17, 2010, a lawsuit was filed in the Superior Court of New Jersey, Mercer County, Chancery Division, against the Company, each member of the Company’s board of directors, Parent and Purchaser. On June 23, 2010, a second lawsuit was filed in the Superior Court of New Jersey, Middlesex County, Chancery Division, against the Company and each member of the Company’s board of directors (the “June 23rd Complaint”). The actions were brought by purported shareholders of the Company, on their own behalf, and seek certification as a class action on behalf of all shareholders of the Company, except the defendants and their affiliates (the “Class”). Each complaint alleges that the defendants breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to the Company’s shareholders in connection with the Offer and the Merger, including with respect to the Per Share Amount, the non-solicitation provision and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by the Company’s board of directors. Each complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger have been consummated, rescinding the Offer and the Merger or awarding rescissory damages to each plaintiff and the Class. Each complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. In addition, the June 23rd Complaint seeks further disclosure of information relating to the Company’s financial projections, the opinion delivered to the Company by Credit Suisse and the sales process, among other things. Each lawsuit is in its preliminary stage. The Company believes that the lawsuits are without merit and intends to defend vigorously against them. Parent and Purchaser have filed a copy of each complaint as an exhibit to the Schedule TO that Parent and Purchaser have filed with the SEC.”
Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
“(a)(5)(A) Complaint filed on June 17, 2010 in the Superior Court of New Jersey, Mercer County, Chancery Division.

(a)(5)(B) Complaint filed on June 23, 2010 in the Superior Court of New Jersey, Middlesex County, Chancery Division.”
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 24, 2010

NTT DATA CORPORATION
By:	/s/ Kazuhiro Nishihata
Name:	Kazuhiro Nishihata
Title:	Senior Vice President

MOBIUS SUBSIDIARY CORPORATION
By:	/s/ Koji Miyajima
Name:	Koji Miyajima
Title:	President & CEO

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated as of June 21, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent and the Company on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).

(a)(1)(G)	Press Release issued by Parent in Japan on June 14, 2010 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on June 14, 2010).

(a)(1)(H)	Summary Advertisement as published on June 21, 2010.

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Complaint filed on June 17, 2010 in the Superior Court of New Jersey, Mercer County, Chancery Division.

(a)(5)(B)	Complaint filed on June 23, 2010 in the Superior Court of New Jersey, Middlesex County, Chancery Division.

(d)(1)	Agreement and Plan of Merger, dated as of June 14, 2010, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).

(d)(2)	Shareholders’ Agreement dated as of June 14, 2010, among Parent, Purchaser and SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).

(d)(3)	Letter Agreement dated as of December 24, 2009, by and between Parent and the Company.

(d)(4)	Employment Agreement dated as of June 14, 2010 by and between the Company and Vikram Gulati (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by the Company with the SEC on June 21, 2010).